[redacted]

10026402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46626 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01·01·09 (MM/DD/YY) AND ENDING 12·31·09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.F.C.G. Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 S Southeast Blvd. Suite 205
(No. and Street)

Spokane (City) WA (State) 99223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K. Wilson 509·456·2526
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen and Secrest
(Name – *if individual, state last, first, middle name*)

926 West Sprague Avenue, Suite 300, Spokane, WA 99201
(Address) (City) (State) (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/12

## OATH OR AFFIRMATION

I, James K. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.F.C.G. Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO
Title

Michelle L. Warner
Notary Public

MICHELLE L. WARNER NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 6-09-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**W.F.C.G. SECURITIES, INC.**

TABLE OF CONTENTS

**McDIRMID, MIKKELSEN & SECREST, P.S.**
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

# INDEPENDENT AUDITORS' REPORT

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of W.F.C.G. Securities, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.F.C.G. Securities, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 25, 2010
Spokane, Washington

## W.F.C.G. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

*December 31, 2009 and 2008*

| ASSETS | 2009 | 2008 |
|---|---|---|
| Cash | $ 133,783 | $ 62,055 |
| Commissions receivable | 9,961 | 42,384 |
| Officer advance | 56,128 | 55,246 |
| Receivable from related party | 6,729 | 22,529 |
| Marketable securities owned | 62,309 | 49,293 |
| Property and equipment | 1,202 | 2,004 |
| | $ 270,112 | $ 233,511 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| Commissions payable | $ 1,275 | $ 1,239 |
| Accrued overhead payable | 2,500 | 2,500 |
| Federal income taxes payable | 6,530 | 9,749 |
| Business and payroll taxes payable | 1,233 | 1,324 |
| | 11,538 | 14,812 |
| **Stockholder's equity:** | | |
| Common stock, $1 par value: | | |
| Authorized, 100 shares; | | |
| Issued and outstanding, 80 shares | 80 | 80 |
| Additional paid-in capital | 6,280 | 6,280 |
| Retained earnings | 252,214 | 212,339 |
| | 258,574 | 218,699 |
| | $ 270,112 | $ 233,511 |

*The accompanying notes are an integral part of the financial statements.*

**W.F.C.G. SECURITIES, INC.**

STATEMENT OF INCOME

*for the years ended December 31, 2009 and 2008*

| | 2009 | 2008 |
|---|---|---|
| **Revenues:** | | |
| Commissions | **$ 113,699** | $ 203,199 |
| Investment gain (loss) | **11,733** | (20,770) |
| Interest/dividend income | **1,740** | 4,253 |
| | **127,172** | 186,682 |
| **Expenses:** | | |
| Officer's compensation and payroll taxes | **61,868** | 115,943 |
| Salaries and wages | **8,321** | 11,753 |
| Regulatory fees | **2,570** | 3,926 |
| Business taxes and licenses | **2,253** | 2,643 |
| Professional fees | **5,720** | 8,110 |
| Office supplies | **467** | 645 |
| Promotion | **60** | 1,700 |
| Customer reimbursements | | 2,906 |
| Depreciation | **802** | 1,336 |
| | **82,061** | 148,962 |
| **Income before federal income taxes** | **45,111** | 37,720 |
| **Federal income taxes** | **5,236** | 9,749 |
| **Net income** | **$ 39,875** | $ 27,971 |

*The accompanying notes are an integral part of the financial statements.*

**W.F.C.G. SECURITIES, INC.**

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
*for the years ended December 31, 2009 and 2008*

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balances, January 1, 2008** | 80 | $ 80 | $ 6,280 | $ 184,368 | $ 190,728 |
| **Net income** | | | | 27,971 | 27,971 |
| **Balances, December 31, 2008** | 80 | 80 | 6,280 | 212,339 | 218,699 |
| **Net income** | | | | 39,875 | 39,875 |
| **Balances, December 31, 2009** | **80** | **$ 80** | **$ 6,280** | **$ 252,214** | **$ 258,574** |

*The accompanying notes are an integral part of the financial statements.*

**W.F.C.G. SECURITIES, INC.**

STATEMENT OF CASH FLOWS

*for the years ended December 31, 2009 and 2008*

| | **2009** | 2008 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | **$ 39,875** | $ 27,971 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | **802** | 1,336 |
| Change in assets and liabilities: | | |
| Commissions receivable | **32,423** | (27,038) |
| Officer advance | **(882)** | (6,814) |
| Receivables from related party, net | **15,800** | 25 |
| Marketable securities owned, net | **(13,016)** | 18,022 |
| Commissions payable | **36** | 394 |
| Increase in federal income taxes payable | **(3,219)** | 9,023 |
| Business and payroll taxes payable | **(91)** | 727 |
| Net cash provided by operating activities | **71,728** | 23,646 |
| **Cash at beginning of year** | **62,055** | 38,409 |
| **Cash at end of year** | **$ 133,783** | $ 62,055 |
| **Supplemental schedule of cash paid for:** | | |
| Income taxes | **$ 8,455** | $ 726 |

*The accompanying notes are an integral part of the financial statements.*

## 1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on September 14, 1993 to operate as a broker/dealer engaging in mutual fund transactions. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities that are owned by the Company are recorded at fair value in accordance with FASB ASC 820 *Fair Value Measurements and Disclosures*. The resulting difference between cost and market value (or fair value) is included in income.

Property and equipment are recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of the assets.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

*Continued*

**2. Segregated Cash:**

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by FINRA. At December 31, 2009 and 2008 there was $110 and $58, respectively in the segregated cash account. The amount is included in cash on the financial statements. There is no minimum balance required in this reserve account at December 31, 2009 and 2008.

**3. Fair Value Measurement:**

FASB ASC 820 defines fair value, establishes a new framework for measuring fair value and expands disclosure requirements to include fair value measurement, and its fair value hierarchy level, for each major category of assets and liabilities that are measured at fair value. Hierarchy level is determined by segregating fair value measurements using quote prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3).

Fair value for marketable securities is determined by reference to quoted market prices.

Marketable securities owned representing fair value hierarchy Level 1 as of December 31, 2009 and 2008 are summarized as follows:

| | **2009** | 2008 |
|---|---|---|
| Money market | **$ 9,735** | $ 9,592 |
| Mutual funds | **47,301** | 39,701 |
| Common stock | **5,273** | |
| | **$62,309** | $49,293 |

*Continued*

## 3. Property and Equipment:

Property and equipment as of December 31, 2009 and 2008 is summarized as follows:

| | **2009** | 2008 |
|---|---|---|
| Office equipment | **$24,221** | $24,221 |
| Less accumulated depreciation | **23,019** | 22,217 |
| | **$ 1,202** | $ 2,004 |

## 5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $176,837 and $90,331 at December 31, 2009 and 2008, respectively. The Company's net capital ratio was .07 to 1 and .16 to 1 at December 31, 2009 and 2008, respectively.

## 6. Operating Line of Credit:

The Company has a $5,000 unsecured line of credit with American West Bank. There were no balances due under the line of credit agreement at December 31, 2009 and 2008.

## 7. Related Party Transactions:

The Company has shared payroll expenses with Northern Capital Management, Inc., which is owned 100% by the stockholder of W.F.C.G. Securities, Inc. At December 31, 2009 and 2008 the Company had a receivable due from Northern Capital Management, Inc., in the amount of $6,729 and 22,529, respectively. The total expenses reimbursed by the Company to Northern Capital Management, Inc. were $60,800 and $114,640 for the years ended December 31, 2009 and 2008, respectively.

*Continued*

## 8. Federal Income Taxes:

Differences between actual federal income taxes and anticipated federal income taxes at statutory rates result principally from nondeductible expenses for federal income tax purposes. Federal income tax expense for the year ended December 31, 2009 and 2008 was $5,236 and $9,749, respectively. Federal income tax expense for the year ended December 31, 2009 was reduced by $3,799 resulting from an over accrued expense during 2008. The Company also has an unused capital loss carry forward of $10,806 which expires in 2015. This capital loss carry forward can only be used to offset realized capital gains. Accordingly, a deferred tax asset has not been recognized.

As of December 31, 2009, the tax years that remain subject to examination by the Internal Revenue Service are 2006 through 2009.

## 9. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 25, 2010, the day the financial statements were issued, and has determined there are no subsequent events that require disclosure.

**McDIRMID, MIKKELSEN & SECREST, P.S.**
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of W.F.C.G. Securities, Inc. as of and for the year ended December 31, 2009 and have issued our report thereon dated February 25, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

February 25, 2010
Spokane, Washington

**W.F.C.G. SECURITIES, INC.**

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
*December 31, 2009*

| | | |
|---|---|---|
| **Net capital:** | | |
| Stockholder's equity: | | |
| Common stock | $ 80 | |
| Additional paid-in capital | 6,280 | |
| Retained earnings | 252,214 | |
| Total stockholder's equity | | **$ 258,574** |
| Deductions: | | |
| Non-allowable assets: | | |
| CRD cash account | 110 | |
| Commission receivables | 9,404 | |
| Officer advance | 56,128 | |
| Receivable from related party | 6,729 | |
| Property and equipment | 1,202 | |
| | | **73,573** |
| **Net capital before haircut on securities position** | | **185,001** |
| **Haircuts on securities** | | **8,164** |
| **Net capital** | | **176,837** |
| **Minimum net capital required** | | **5,000** |
| **Excess net capital** | | **$ 171,837** |
| **Aggregate indebtedness:** | | |
| **Commissions payable** | | **$ 1,275** |
| **Accrued overhead payable** | | **2,500** |
| **Federal income taxes payable** | | **6,530** |
| **Business and payroll taxes payable** | | **1,233** |
| | | **$ 11,538** |
| **Ratio of aggregate indebtedness to net capital** | | **.07 to 1** |

**W.F.C.G. SECURITIES, INC.**

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
*December 31, 2009*

W.F.C.G. Securities, Inc. is exempt from Rule 15c3-3.

**W.F.C.G. SECURITIES, INC.**

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
*December 31, 2009*

| | |
|---|---|
| **Net capital:** | |
| Net capital as reported on FOCUS REPORT | **$ 182,073** |
| Audit adjustments: | |
| Increase in federal income taxes payable | **(5,236)** |
| **Net capital which should have been reported** | **$ 176,837** |
| **Net capital as computed on page 11** | **$ 176,837** |
| | |
| **Aggregate indebtedness:** | |
| Aggregate indebtedness as reported on FOCUS REPORT | **$ 6,302** |
| Audit adjustments: | |
| Increase in federal income taxes payable | **5,236** |
| **Aggregate indebtedness which should have been reported** | **$ 11,538** |
| **Aggregate indebtedness as computed on page 11** | **$ 11,538** |

**McDIRMID, MIKKELSEN & SECREST, P.S.**
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements and supplemental schedules of W.F.C.G. Securities, Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements of for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

*Continued*

Board of Directors
W.F.C.G. Securities, Inc.

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen & Secrest, P.S.

February 25, 2010
Spokane, Washington

# W.F.C.G. SECURITIES, INC.

---

FINANCIAL STATEMENTS
*for the years ended*
*December 31, 2009 and 2008*